UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

______________________

Curry Gold Corp.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

231368101

(CUSIP Number)

Daniel M. Ferris

Keepers Cottage, 29 Farmington, Cheltenham

Gloucestershire GL54 3ND, United Kingdom

+44 7775 505 138

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 5, 2012

(Date of Event which Requires Filing of this Statement)

________________________________________________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 13d-1(e), 240.13d-1(f) or 240.134-1(q), check the following box Q.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP ID NO. 231368101
1	Names of Reporting Persons		Daniel M. Ferris
2	Check the Appropriate Box if a Member of a Group		(a) ____ (b) ____
3	SEC Use Only
4	Source of Funds		PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
6	Citizenship or Place of Organization		Great Britain
Number of shares beneficially owned by each reporting person with	7	Sole Voting Power	2,000,000
	8	Shared Voting Power	0
	9	Sole Dispositive Power	2,000,000
	10	Shared Dispositive Power	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person		2,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13	Percent of Class Represented by Amount in Row (11)		60.00%
14	Type of Reporting Person		IN, HC

Item 1. Security and Issuer.

This statement relates to the Common Stock, $0.001 par value (the "Common Stock"), of Curry Gold Corp., a Nevada corporation (the "Company").  The principal executive offices of the Company are located at 200 S. Virginia Street, 8th Floor, Reno, Nevada 89501.

Item 2. Identity and Background.

(a) Daniel M. Ferris ("Ferris") is the person filing this statement.

(b) Ferris’ personal address is Keepers Cottage, 29 Farmington, Cheltenham, Gloucestershire GL54 3ND, United Kingdom.

(c) Ferris serves as President, Secretary and Treasurer of Lone Star Gold, Inc., a Nevada corporation ("Lone Star"). Lone Star is a start-up exploration stage company in the business of gold and mineral exploration, acquisition and development. The principal office address of Lone Star is 6565 Americas Parkway NE, Suite 200, Albuquerque, New Mexico 87110.

(d) Ferris has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) Ferris has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Ferris is a citizen of Great Britain.

Item 3. Source and Amount of Funds or Other Consideration.

Ferris acquired 2,000,000 shares of Common Stock owned by Soenke Timm ("Timm"), representing sixty percent (60%) of the issued and outstanding shares of Common Stock, for a purchase price of $50,000.00 in accordance with the terms of that certain Stock Purchase Agreement dated June 6, 2012, as amended by that certain First Amendment to Stock Purchase Agreement dated as of July 3, 2012 (as amended, the "Purchase Agreement").  The closing of the transactions contemplated by the Purchase Agreement (the "Closing") occurred on July 5, 2012 (the "Closing Date").  Ferris used his personal funds for the purchase price.

Item 4. Purpose of Transaction.

The purpose of the transactions contemplated by the Purchase Agreement was to complete the sale of Timm’s interest in the Company to Ferris.

As disclosed in an Information Statement on Schedule 14F-1 filed on July 6, 2012 (the "Information Statement"), Timm, as the sole director of the Company, accepted Timm’s resignation as an executive officer of the Company, and elected Ferris to serve as President, Secretary and Treasurer of the Company, effective on July 6, 2012.

After the expiration of ten (10) days from the date of filing the Information Statement, Ferris intends to execute a written consent in lieu of a special meeting of the stockholders of the Company that will appoint Ferris as a director of the Company.  Timm and Ferris have agreed that the Board of Directors will then adopt an amendment to the Bylaws of the Company that will allow the Board of Directors to be composed of only one (1) director. Timm’s resignation as a director of the Company will be accepted immediately after the amendment to the Bylaws has been adopted.  Ferris will serve as a director until the next annual meeting of the stockholders, or his earlier resignation or removal.

Item 5. Interest in Securities of the Issuer.

(a) Ferris owns of record and beneficially 2,000,000 shares of Common Stock, or 60% of all issued and outstanding shares.

(b) Ferris has the sole power to vote or to direct the vote of the shares held by him and has the sole power to dispose of or to direct the disposition of the shares held by him.

(c) None.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

The information in Item 4 regarding the anticipated change in the composition of the board of directors is incorporated by reference.

Item 7. Material to be Filed as Exhibits.

Stock Purchase Agreement dated June 6, 2012 by and between Soenke Timm, as the seller, and Dan M. Ferris, as the purchaser.

First Amendment to Stock Purchase Agreement dated July 3, 2012 between Soenke Timm, as the seller, and Dan M. Ferris, as the purchaser.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Daniel M. Ferris

Daniel M. Ferris

Date:  July 16, 2012